Endurance Specialty Holdings Ltd	Exhibit 12.1
Statement regarding computation of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	(Unaudited)
	Nine months ended
	30 September,	Fiscal Year Ended December 31,
	2008	2007	2006	2005	2004	2003
	(U.S. dollars in thousands)
Income (loss) before income taxes	87,719	542,069	527,959	(271,632)	345,787	258,181
Fixed Charges	36,689	50,000	48,870	29,751	12,691	6,099

Sub-Total	124,408	592,069	576,829	(241,881)	358,478	264,280

Less: Preferred dividends	11,625	15,500	15,500	2,720	-	-

Total Earnings (Loss)	112,783	576,569	561,329	(244,601)	358,478	264,280

Fixed Charges
Interest Expense	22,603	30,125	30,041	24,210	9,959	4,238
Debt Issuance Costs Amortized	283	974	522	442	759	582
Assumed interest component
of rent expense (2)	2,179	3,401	2,807	2,379	1,973	1,279
Total Fixed Charges	25,064	34,500	33,370	27,031	12,691	6,099

Preferred dividends	11,625	15,500	15,500	2,720	-	-

Total Fixed Charges and Preferred Dividends	36,689	50,000	48,870	29,751	12,691	6,099

Ratio of Earnings to Fixed Charges	4.50	16.71	16.82	NM	28.25	43.33

Ratio of Earnings to Combined Fixed Charges & Preferred Dividends	3.07	11.53	11.49	NM	28.25	43.33

Deficiency-Earnings to Fixed Charges	n/a	n/a	n/a	(271,632)	n/a	n/a
				(1)
Deficiency-Earnings to Combined Fixed Charges and Preferred Dividends	n/a	n/a	n/a	(274,352)	n/a	n/a
				(1)

Notes:

(1) For the twelve months ended December 31, 2005 , earnings were insufficient to cover fixed charges by $271.6 million and combined fixed charges & preferred dividends by $274.6 miilion.

(2) 33.3% represents a resonable approximation of the interest factor.